# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GRAN TIERRA ENERGY INC., CIK 0001273441
CUSIP: 38500T200
Title of class of securities: Common Shares, par value $0.001 per share (the "Common Shares")
Address of issuer's principal executive offices: 500 Centre Street S.E., Calgary, Alberta Canada (A0), T2G 1A6
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001013594-24-000742
Filed by CIK 0000938552

## Reporting persons
- Equinox Partners Investment Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 4,759,296; sole dispositive power 0; shared dispositive power 4,759,296; aggregate amount beneficially owned 4,759,296 (13.5% of the class)
  Comment: Item #6: Includes 1,882,231 common shares, par value $0.001 per share (the "Common Shares") of Gran Tierra Energy Inc. (the "Issuer") held in one or more client accounts over which Equinox Partners Investment Management LLC, as investment advisor, has shared voting and dispositive power. The filing of this statement should not be deemed as admission that Equinox Partners Investment Management LLC is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Shares held in such client account(s).
- Equinox Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,994,486; sole dispositive power 0; shared dispositive power 1,994,486; aggregate amount beneficially owned 1,994,486 (5.6% of the class)
- Kuroto Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 538,700; sole dispositive power 0; shared dispositive power 538,700; aggregate amount beneficially owned 538,700 (1.5% of the class)
- Mason Hill Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Connecticut (CT); member of a group; sole voting power 0; shared voting power 343,879; sole dispositive power 0; shared dispositive power 343,879; aggregate amount beneficially owned 343,879 (1% of the class)
- Sean M. Fieler: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 4,759,296; sole dispositive power 0; shared dispositive power 4,759,296; aggregate amount beneficially owned 4,759,296 (13.5% of the class)
  Comment: Items #s 6, 8, and 9: See Footnote 1 on page 2. The filing of this statement should not be deemed an admission that Mr. Fieler is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Shares held in such client account(s).

## Item 1. Issuer
Name of issuer: GRAN TIERRA ENERGY INC.
Address of issuer's principal executive offices: 500 Centre Street S.E., Calgary, Alberta, Canada, T2G 1A6

## Item 2. Person Filing
Name of person filing:
The names of the persons jointly filing this statement on Schedule 13G (collectively, the "Reporting Persons") are:

Equinox Partners Investment Management LLC, a Delaware limited liability company ("EPIM").

Equinox Partners, L.P., a Delaware limited partnership ("Equinox Partners").

Kuroto Fund LP, a Delaware limited partnership ("Kuroto").

Mason Hill Partners, LP, a Delaware limited partnership ("Mason Hill Partners").

Sean M. Fieler, a United States Citizen ("Mr. Fieler").

EPIM's principal business is serving as an investment advisor to certain private investment funds, including Equinox Partners, Kuroto, Mason Hill Partners, and other client accounts.
Each of Equinox Partners, Kuroto, and Mason Hill Partners is a private investment fund.
Mr. Fieler owns a controlling interest in, and is the managing member of, EPIM.
Address of principal business office or, if none, residence: The principal business office of each of the Reporting Persons is Three Stamford Plaza, 301 Tresser Blvd, 13th Fl., Stamford, CT 06901.
Citizenship: Each of EPIM, Kuroto, Equinox Partners, and Mason Hill Partners is organized under the laws of the State of Delaware. Mr. Fieler is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Each of EPIM and Mr. Fieler may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Common Shares which each of Equinox Partners, Kuroto, and Mason Hill Partners directly beneficially owns. Each of EPIM and Mr. Fieler disclaims beneficial ownership of such Common Shares for all other purposes.
EPIM acts as an investment advisor to certain client accounts and, by virtue of investment management agreements with these clients, has voting and dispositive power over the Common Shares held in such client accounts. Mr. Fieler is the managing member of, and owns a controlling interest in, EPIM. The filing of this statement should not be deemed an admission that EPIM or Mr. Fieler is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Shares held in such client accounts.
(a) Amount beneficially owned:
(i) EPIM beneficially owns 4,759,296 Common Shares.
(ii) Equinox Partners beneficially owns 1,994,486 Common Shares.
(iii) Kuroto beneficially owns 538,700 Common Shares.
(iv) Mason Hill Partners beneficially owns 343,879 Common Shares.
(v) Mr. Fieler beneficially owns 4,759,296 Common Shares.
(vi) Collectively, the Reporting Persons beneficially own 4,759,296 Common Shares.
Percent of class:
The following percentages are based on 35,328,985 Common Shares outstanding as of April 29, 2025, as reported by the Issuer in its Form 10-Q filed with the SEC on May 2, 2025.
(i) EPIM's beneficial ownership of 4,759,296 Common Shares represents approximately 13.5% of the outstanding Common Shares.
(ii) Equinox Partners' beneficial ownership of 1,994,486 Common Shares represents approximately 5.6% of the outstanding Common Shares.
(iii) Kuroto's beneficial ownership of 538,700 Common Share represents approximately 1.5% of the outstanding Common Shares.
(iv) Mason Hill Partners' beneficial ownership of 343,879 Common Shares represents approximately 1.0% of the outstanding Common Shares.
(v) Mr. Fieler's beneficial ownership of 4,759,296 Common Shares represents approximately 13.5% of the outstanding Common Shares.
(vi) Collectively, the Reporting Persons' beneficial ownership of 4,759,296 Common Shares represents approximately 13.5% of the outstanding Common Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on September 17, 2024.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Equinox Partners Investment Management LLC: /s/ Sean M. Fieler, Sean M. Fieler, Manager (05/15/2025)
- Equinox Partners, L.P.: /s/ Sean M. Fieler, Sean M. Fieler, Manager of Equinox Partners Investment Management LLC, the Investment Manager of Equinox Partners, L.P. (05/15/2025)
- Kuroto Fund LP: /s/ Sean M. Fieler, Sean M. Fieler, Manager of Equinox Partners Investment Management LLC, the Investment Manager of Kuroto Fund LP (05/15/2025)
- Mason Hill Partners, LP: /s/ Sean M. Fieler, Sean M. Fieler, Manager of Equinox Partners Investment Management LLC, the Investment Manager of Mason Hill Partners, LP (05/15/2025)
- Sean M. Fieler: /s/ Sean M. Fieler, Sean M. Fieler (05/15/2025)